28 Liberty Street, 41st Floor New York, NY 10005 D / 212-238-8619

November 30, 2023

via edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Timothy Levenberg
Irene Barberena-Meissner

Re:	Greenfire Resources Ltd. Registration Statement on Form F-1 Filed October 23, 2023 File No. 333-275129

Ladies and Gentlemen:

On behalf of our client, Greenfire Resources Ltd. (the “Company”), we are providing the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated November 13, 2023, with respect to the Company’s registration statement on the Form F-1 (the “Registration Statement”).

The Company is concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which includes revisions made in response to the comments received from the Staff as well as certain additional changes to update the disclosure contained in the Registration Statement.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Registration Statement. All references to page numbers in the Company’s responses are to the pages of the Amended Registration Statement.

Registration Statement on Form F-1 filed October 23, 2023

Risk Factors

A significant portion of the Company’s total outstanding securities may be sold into the market in the near future, page 28

1.	Please expand this risk factor to disclose the percentage that these shares currently represent of the total number of common shares outstanding. We note the related disclosure on the cover page in that regard.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 77

2.	We note that the projected (non-GAAP) EBITDA for 2023 was $173M, as set forth in the unaudited prospective financial information that Greenfire management prepared and provided to MBSC, the Transaction Committee, and their respective advisors, including Peters, in connection with the evaluation of the business combination. At page 142 of the final merger proxy statement / prospectus, we see that the updated projected amount for 2023 was $133M. We also note that, at page 80 of this registration statement, you disclose that your actual adjusted EBITDA for the six months ended June 30, 2023 was CAD$47.4 million compared to CAD$146.9 million in the same period of 2022. You state that the decrease primarily resulted from lower oil sales and lower WCS benchmark oil prices. It appears that you will miss your 2023 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the Company has updated its disclosure to include the Company’s unaudited interim financial statements as of and for the three and nine month periods ended September 30, 2023 and a discussion of its results for that period, including adjusted EBITDA, in the MD&A section of the Amended Registration Statement. In response to the Staff’s comment, the Company has also expanded the disclosure on page 103 of the Amended Registration Statement to discuss the impact of those results on the Company’s financial position and business operations.

Overview, page 77

3.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

RESPONSE: The Company respectfully advises the Staff that it does not believe that either (a) the significant number of redemptions of MBSC common shares or (b) the unlikelihood that the Company will receive proceeds from the exercise price of warrants has resulted in any changes to the Company’s liquidity position since the Business Combination and the Company does not currently expect to seek additional capital as a result. In response to the Staff’s comment, the Company has expanded its disclosure about expectations for the need to raise additional capital on page 103 of the Amended Registration Statement.

4.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that the Greenfire Holders are beneficial owners of 57% of your outstanding shares and will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 103 of the Amended Registration Statement.

General

5.	Revise the prospectus to disclose not only the price that each selling securityholder paid for the securities being registered for resale, but also the amount of potential profit the selling securityholders will earn based on the current trading price.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 29 and 131 of the Amended Registration Statement.

6.

We note your disclosure at page F-130 and elsewhere in the notes to financial statements indicating that you entered in an FPA Termination Agreement on December 14, 2022, which termination was contingent upon the closing of the business combination. Please revise to update your disclosures throughout the filing to reflect the termination of the forward purchase agreement.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 37 of the Amended Registration Statement.

The Company respectfully requests the Staff’s assistance in completing the review of the Amended Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 238-8619. We thank you in advance for your attention to the above.

Sincerely,

/s/ Guy P. Lander
Guy P. Lander

cc:	Robert Logan, Chief Executive Officer and Director, Greenfire Resources Ltd.
Tony Kraljic, Chief Financial Officer, Greenfire Resources Ltd.
Ted Brown, Burnet, Duckworth & Palmer LLP